June 22, 2004

Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W.
Washington, DC 20549

RE:      Rule 17f-2
         Hilliard Lyons Research Trust
         Registration No. 811-09281, CIK No. 0001083434

Ladies and Gentlemen:

On behalf of our client SENBANC FUND, we are filing electronically one copy of the EDGARized version of our examination report dated June 22, 2004, submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2004.

Yours truly,


/S/ TIM MUNDY
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Tim Mundy
Partner


Enclosure

                         INDEPENDENT ACCOUNTANTS' REPORT

Hilliard Lyons Inc.
501 South 4th Street
Louisville, KY 40202


We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that the Senbanc Fund (the "Fund"), a series of the Hilliard Lyons Research Trust (the "Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 31, 2004. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2004, and with respect to agreement of security purchases and sales, for the period from April 30, 2004 (the date of the our last examination) through May 31, 2004:

     o Confirmation of all securities held by institutions in book entry form for the account of PNC Bank (the "Custodian" of the Fund) by The Depository Trust Company, and/or the Federal Reserve Book Entry System, agents of the Custodian;

     o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     o Reconciliation of all such securities to the books and records of the Fund and the Custodian;

     o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Fund's records; and

     o Agreement of 5 security purchases and 5 security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2004 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 22, 2004

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940


We, as members of management of The Senbanc Fund (the "Fund"), a series of Hilliard Lyons Research Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2004, and from April 30, 2004 through May 31, 2004.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2004, and from April 30, 2004, through May 31, 2004, with respect to securities reflected in the investment account of the Fund.


/S/ JAMES M. ROGERS
----------------------------------------
James M. Rogers
President, Hilliard Lyons Research Trust


/S/ PAT COLLETTI
----------------------------------------
Pat Colletti
Treasurer, Hilliard Lyons Research Trust

                    UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C. 20549
                                                                            ------------------------------------------
                     FORM N-17F-2                                                             OMB APPROVAL
                                                                              OMB Number                    3235-0360
  Certificate of Accounting of Securities and Similar                         Expires:                  July 31, 1994
             Investments in the Custody of                                    Estimated average burden
            Management Investment Companies                                   hours per response.................0.05
                                                                            ------------------------------------------
       Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
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1. Investment Company Act File Number:                                            Date examination completed:

811-09281                                                                         MAY 31, 2004
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2. State identification Number:
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      AL                 AK                 AZ                 AR                 CA                CO
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      CT                 DE                 DC                 FL                 GA                HI
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      ID                 IL                 IN                 IA                 KS                KY
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      LA                 ME                 MD                 MA                 MI                MN
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      MS                 MO                 MT                 NE                 NV                NH
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      NJ                 NM                 NY                 NC                 ND                OH
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      OK                 OR                 PA                 RI                 SC                SD
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      TN                 TX                 UT                 VT                 VA                WA
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      WV                 WI                 WY                 PUERTO RICO
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      Other (specify):
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3. Exact name of investment company as specified in registration statement: HILLIARD LYONS RESEARCH TRUST
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4. Address of principal executive officer (number, street, city, state, zip code):
   501 South Fourth Street, Louisville, KY, 40202
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